Exhibit 99.57

VERSES

National US Pharmacy Retailer selects VERSES for Intelligent Warehouse Optimization and Supply Chain Modernization

VERSES Signs Milestone Contract with a Fortune 100 Pharmacy Retailer

LOS ANGELES, Sept. 07, 2023 -- VERSES AI Inc. (NEO:VERS) (OTCQX:VRSSF) ("VERSES" or the "Company"), a cognitive computing company specializing in the next generation of artificial intelligence, is pleased to announce that it has been contracted to amplify the digital transformation efforts of a leading national US pharmacy retailer. This multi-year collaboration aims to enhance the US pharmacy retailer's operational intelligence and the efficiency of its existing and newly designed distribution centers. It is expected to progress to a nationwide rollout.

Warehouses are complex systems with many still relying on a multitude of legacy software and processes that can lead to limitations including accuracy, flexibility, congestion, and risk. VERSES will address these challenges by mapping the US pharmacy retailer's enterprise data into a unified knowledge model, powered by its intelligence platform, KOSM™ and its WayFinder™ services that will run simulations in order to more accurately predict and streamline decision-making around purchasing, resourcing, sequencing, routing, and inbound and outbound flow of products.

SimWell, a leading simulation technology and advanced analytics firm, will serve as the integration consultant. "Our expertise successfully delivering simulation programs, coupled with the operational intelligence VERSES technology offers, makes our team the ideal partner to help accelerate this strategic modernization at the national pharmacy retailer," said Jon Santavy, Partner and Chief Revenue Officer at SimWell.

Gabriel René, CEO and Founder of VERSES, shared his enthusiasm for the collaboration, stating, "While we're unable to disclose specific terms of the contract at this time, it is significantly revenue bearing, and more importantly, it serves as a powerful signal that VERSES has arrived at the point where we are a preferred technology provider for a Top 10 Fortune 100 enterprise entrusted with deploying impactful optimization solutions at scale."

James Hendrickson, VERSES GM of Enterprise, adds, "We believe this collaboration signifies a meaningful milestone in the national pharmacy retailer's ongoing commitment to technological advancement and operational excellence. The company's investment in state-of-the-art systems and supply chain infrastructure not only reinforces its dedication to effectively serving customers but also demonstrates its leadership in the digital transformation of the health industry."

About VERSES

VERSES is a cognitive computing company specializing in next-generation Artificial Intelligence. Modeled after natural systems and the design principles of the human brain and the human experience, VERSES flagship offering, GIA™, is an Intelligent Agent for anyone powered by KOSM™, a network operating system enabling distributed intelligence. Built on open standards, KOSM transforms disparate data into knowledge models that foster trustworthy collaboration between humans, machines, and AI, across digital and physical domains. Imagine a smarter world that elevates human potential through innovations inspired by nature. Learn more at VERSES, LinkedIn and Twitter.

About SimWell

SimWell is a leading integration consultancy dedicated to decision support and decision automation using simulation, optimization, and digital twin technology. Headquartered in Montreal, Quebec, SimWell is a multinational company with teams across USA, Canada, Mexico, EMEA, and APAC. Learn more at www.simwell.io.

On behalf of the Company
Gabriel René
VERSES AI Inc.
Co-Founder & CEO
&
Eric Holder
Director of Communications,
VERSES AI Inc.
press@verses.ai

Media and Investor Relations Inquiries

Leo Karabelas
Focus Communications
President
info@fcir.ca
416-543-3120

On behalf of SimWell
Jon Santavy
Partner & Chief Revenue Officer
jsantavy@simwell.io

The NEO has not reviewed or approved this press release for the adequacy or accuracy of its contents.

Forward Looking Information

This press release contains "forward-looking information" and "forward-looking statements" within the meaning of applicable securities legislation. The forward-looking statements herein are made as of the date of this press release only, and the Company does not assume any obligation to update or revise them to reflect new information, estimates or opinions, future events or results or otherwise, except as required by applicable law. Often, but not always, forward-looking statements can be identified by the use of words such as "plans", "expects", "is expected", "budgets", "scheduled", "estimates", "forecasts", "predicts", "projects", "intends", "targets", "aims", "anticipates" or "believes" or variations (including negative variations) of such words and phrases or may be identified by statements to the effect that certain actions "may", "could", "should", "would", "might" or "will" be taken, occur or be achieved. These forward-looking statements include, among other things, statements relating to: (a) the success of the Company's contractual relationship to amplify the digital transformation efforts of a leading national US pharmacy retailer; (b) the multi-year nature of the collaboration between the Company and the US pharmacy retailer; (c) that the Company's aims to enhance the US Pharmacy retailer's operational intelligence and efficiency of its existing and newly designed distribution centers; (d) the potential nationwide rollout of the collaboration; (e) the Company's intention to map the US pharmacy retailer's enterprise data into a unified knowledge model; (f) the intention of the Company to use its KOSM™ network operating system and its WayFinder™ services; (g) the Company's success to accurately predict and streamline decision making around purchasing, resourcing, sequencing, routing, and inbound and outbound flow of products; (h) the Company's intention to work with SimWell as the integration consultant; and (i) whether the contract will be significantly revenue bearing.

Such forward-looking statements are based on a number of assumptions of management, including, without limitation, that the Company's timing expectations are accurate, that the Company will be able to achieve the expected results of contract with the US pharmacy retailer, that the Company will be successful in the deployment of its resources and personnel, that the collaboration will span multiple years, that the Company will successfully use the KOSM™ network operating system and its WayFinder™ services to create the unified knowledge model, that the Company's collaboration with SimWell as the integration consultant will be successful, and that the contract will be successfully revenue bearing.

Additionally, forward-looking information involve a variety of known and unknown risks, uncertainties and other factors which may cause the actual plans, intentions, activities, results, performance or achievements of GMG to be materially different from any future plans, intentions, activities, results, performance or achievements expressed or implied by such forward-looking statements. Such risks include, without limitation: (a) VERSES operations could be adversely affected by possible future government legislation, policies and controls or by changes in applicable laws and regulations; (b) contractual risks relating to VERSES contract with the US pharmacy retailer; (c) the volatility of global capital markets; (d) political instability; (e) the failure of VERSES to attract and retain skilled personnel; (f) unexpected development and production challenges; and (g) VERSES could face technology or software disruptions; (h) unanticipated costs.

Such forward-looking information represents management's best judgment based on information currently available. No forward -looking statement can be guaranteed and actual future results may vary materially. Accordingly, readers are advised not to place undue reliance on forward-looking statements or information. Neither GMG nor any of its representatives make any representation or warranty, express or implied, as to the accuracy, sufficiency or completeness of the information in this press release. Neither GMG nor any of its representatives shall have any liability whatsoever, under contract, tort, trust or otherwise, to you or any person resulting from the use of the information in this press release by you or any of your representatives or for omissions from the information in this press release.